Exhibit 2.1
March 7, 2006
k1 Ventures Limited
Attention: Chief Operating Officer
2601 S. Bayshore Dr.
Suite 800
Coconut Grove, Florida 33133
     Re:       HPUC Approval Matters
Dear Sir or Madam:
     In connection with that certain Purchase Agreement dated August 2, 2005 (as amended, the “Purchase Agreement”), this Letter Agreement sets forth the agreement of k1 Ventures Limited, a Singapore company (“Seller”), Macquarie Gas Holdings LLC, a Delaware limited liability company (“Buyer”) and the other signatories hereto, with respect to certain payment obligations arising out of the settlement conditions (“Settlement Conditions”) agreed upon with the Consumer Advocate (as such Settlement Conditions are currently reflected in the draft attached hereto as Exhibit B) and the anticipated incorporation thereof into any Required Regulatory Approval by the HPUC (“HPUC Approval”) of the sale of The Gas Company (“TGC”) as contemplated by Section 6.8 of the Purchase Agreement. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Purchase Agreement.
     On or immediately prior to the Closing Date, Seller and Buyer hereby agree to make the cash payments set forth in the first paragraph on Exhibit A to this Letter Agreement. Seller and Buyer further agree that such respective payments shall constitute delivery obligations of Seller and Buyer at the Closing for purposes of Section 3.5 and 3.6 of the Purchase Agreement. Seller further agrees to directly make the $4.5 million escrow payment reflected on Exhibit A pursuant to joint instructions of Seller and Buyer into a mutually satisfactory escrow account. The parties agree that the payments required to be made by Seller under this paragraph are in full and final settlement of all matters pertaining to (a) all amounts received by TGC prior to the Closing as a result of Hawaiian Electric Company’s use of the energy corridor, (b) all collections by TGC on or prior to the Closing under the fuel adjustment clause, and (c) any actions hereafter taken by the Consumer Advocate and/or the Hawaii Public Utility Commission in connection with or with respect to the energy corridor, the fuel adjustment clause, any sums received by TGC in connection with either of the foregoing, and/or any obligations imposed on TGC as a result thereof (the matters referred to in clauses (a), (b) and (c) are collectively called the “Settled Matters”). Accordingly, (i) Seller shall have no liability to Buyer or any Buyer Indemnitee in connection with the Settled Matters (whether by way of representations, warranties and/or indemnities under the Purchase Agreement or otherwise) other than to make the payments required under this Letter Agreement, and (ii) any liabilities with respect to the Settled Matters and the payments required to be paid pursuant to this Letter Agreement shall not be taken into account in determining the adjustment to the Base Purchase Price required to be made pursuant to Section 3.3 of the Purchase Agreement (i.e., such adjustment shall be calculated as though any such liabilities did not exist).
     Seller shall also allow the Buyer to place a financial executive at TGC, at the sole cost and expense of Buyer and pursuant to a placement agreement reasonably satisfactory to Seller, immediately upon the Division of Consumer Advocacy (“Consumer Advocate”) submitting its Statement of Position with the HPUC. The parties agree that the placement agreement shall provide, without limitation, that the Buyer shall be responsible for all actions of such executive and contain a reasonable indemnity from Buyer and Macquarie Infrastructure Company, Inc. to the Seller and TGC regarding the actions and negligence of such executive. The purpose of the financial executive is solely to prepare TGC to produce – in a manner that does not interfere with or disrupt the operations of TGC – public grade financial statements for the Buyer.

     Seller and Buyer acknowledge and agree that the terms, agreements and conditions set forth in this Letter Agreement and the Settlement Conditions and the incorporation thereof into any Required Regulatory Approval shall not, in the case of Seller, constitute a Seller Material Adverse Effect or a Regulatory Material Adverse Effect for Seller or, in the case of Buyer, constitute a Buyer Material Adverse Effect, a Regulatory Material Adverse Effect for Buyer, or a Company Material Adverse Effect.
     In accordance with their respective obligations under Section 6.8 of the Purchase Agreement, Seller and Buyer agree to jointly file a response to the Consumer Advocate’s Statement of Position with the HPUC, in form and substance reasonably satisfactory to Seller and Buyer, supporting or not objecting to the Settlement Conditions and the approval by the HPUC of the transactions contemplated by the Purchase Agreement.
     Seller and Buyer agree that this Letter Agreement shall constitute an amendment to the Purchase Agreement and supersede any provisions inconsistent herewith. Except as specifically amended hereby, the Purchase Agreement shall remain in full force and effect. Macquarie Infrastructure Company, Inc. shall be liable for all obligations and liabilities of Buyer under the Purchase Agreement, as amended hereby.
     This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
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     Please acknowledge your agreement to the foregoing by signing in the space provided below and returning your original signature to this Letter Agreement to the undersigned.

Very truly yours,

Macquarie Gas Holdings, LLC

By:	/s/ Peter Stokes

Name
Title: Chief Executive Officer

AGREED AND ACCEPTED		Macquarie Infrastructure Company, Inc.
(dba Macquarie Infrastructure Company (US))
k1 Ventures Limited

By:	/s/ Jeffrey A. Safchik	By:	/s/ Peter Stokes

Name		Name
Title: Chief Operating Officer		Title: Chief Executive Officer
Date: March 15, 2006		Date: March 7, 2006

K-1 HGC Investment, L.L.C.

k1 Ventures Limited, its sole Member

By:	/s/ Jeffrey a Safchik

Name
Title: Chief Operating Officer
Date: March 15, 2006

Exhibit A
     In connection with the regulatory approval of the Purchase Agreement by the HPUC, Seller agrees to make a payment of $2,800,000 and Buyer agrees to make a payment of $1,300,000 (through an additional capital contribution to TGC) for the benefit of Hawaiian ratepayers, which payments will be released on a basis stipulated by the Consumer Advocate and mutually agreed upon by Buyer and Seller. Such amounts shall be used to fund the sum required to be paid under Item 14 of the Settlement Conditions.
     Seller further agrees to cause $4,500,000 to be delivered into an escrow account established with a mutually satisfactory escrow agent at Closing for the benefit of Buyer and TGC to settle in full any prospective adjustments to TGC fuel adjustment charges, which adjustments are scheduled to commence the first full month after HPUC Approval. Until the date that is one month after the date upon which new rates are made effective at TGC’s next rate case (the “Next Rate Case”), TGC shall be entitled to monthly disbursements from such escrow account in an amount equal to the lost revenues for the prior month (including the pre-Closing period described above) resulting solely from the implementation of the revised FAC calculations pursuant to Item 13 of the Settlement Conditions. The method of determining such lost revenues shall be calculated pursuant to a true-up calculation of TGC’s fuel adjustment charges to be mutually agreed upon between the Buyer, Seller and the Consumer Advocate consistent with the terms of the Settlement Conditions. To the extent that such monthly disbursements do not equal at least $4,250,000 at the date that is one month after the date upon which new rates are made effective at TGC’s Next Rate Case, Buyer shall be entitled to a lump sum disbursement from the escrow account such that the aggregate of all amounts disbursed from the escrow, inclusive of such lump sum disbursement, shall equal $4,250,000. The balance remaining in escrow, after taking into account any such lump sum disbursement, shall be disbursed to Seller at the date that is one month after the date upon which new rates are made effective at TGC’s Next Rate Case. Seller and Buyer shall mutually agree on the permissible investments for such account and any interest accrued thereon shall be disbursed to Seller on a periodic basis (no less frequently than quarterly).
     The escrow agreement shall be reasonably satisfactory to Seller and Buyer. Any fees charged by the escrow agent for the maintenance of the escrow account or making any disbursements thereunder shall be paid by Buyer. Seller shall not have any liability or responsibility in connection with any adjustment to TGC’s fuel adjustment charges other than to deposit $4,500,000 in escrow as provided above.

Exhibit B
THE GAS COMPANY, LLC, / MACQUARIE GAS HOLDINGS, LLC, ET.AL.
DOCKET NO. 05-0242
SUMMARY OF CONSUMER ADVOCATE REGULATORY CONDITIONS
1)	None of the transaction and transition costs incurred by the Buyer and Seller shall be deferred as a regulatory asset for future recovery from ratepayers.

2)	TGC commits to not submitting any Application for a general utility rate increase that would utilize a prospective test year earlier than calendar 2009, unless the HPUC finds that a compelling financial need justifies the waiver of this condition.

3)	The debt to total capital ratio of HGC Holdings on a consolidated basis shall not exceed 65 percent on and after closing, calculated and reported on a quarterly basis, unless a higher consolidated debt ratio is requested by TGC and is approved by the HPUC.

4)	MIC shall maintain available short term revolving credit (or equivalent cash reserves) of no less than $20 million at all times, either at TGC, HGC Holdings or by reservation of other available MIC revolving credit arrangements or equivalent cash reserves, to provide financial flexibility for the regulated gas utility business.

5)	In the event TGC forms or acquires any new direct or indirect subsidiaries for which notification to its creditors is required pursuant to any loan agreement, a complete copy of all documentation associated with such notification is to be simultaneously filed with the Commission and the Consumer Advocate.

6)	The membership interests and assets of HGC Holdings and of TGC that are pledged to secure debt financing of HGC Holdings or TGC or the borrowing of any other affiliate shall not be transferable by creditors or their agents without application and approval by the HPUC.

7)	TGC will not object to consideration by the HPUC of debt and other capital balances and cost rates actually used to finance TGC’s utility business in any future rate case proceedings, based upon any argument that such debt or other capital was actually issued by HGC Holdings or another affiliate, rather than the regulated business entity, provided that such consideration does not preclude the consideration of other capital structures and rates, such as the hypothetical capital structures used in the past.

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8)	If TGC asserts income tax expenses for ratemaking purposes in any future rate case, the full benefits available to taxpaying affiliates of TGC, that arise from TGC’s utility assets, operations and parent company interest deductions supportive of TGC’s utility assets, may be considered in ratemaking, without objection by TGC based upon the utility not being the actual taxpaying entity.

9)	MIC shall charge the regulated utility operations of TGC for management fees or other allocations of costs associated with the MIMUSA Management Services Agreement dated December 21, 2004, or any comparable successor agreements, only upon a finding by the HPUC that such charges are for goods or services that are needed to provide regulated services, in amounts that do not exceed fair market value for comparable services available from non-affiliated third party vendors. Prior to receipt of such a Commission finding, any fees or allocations of MIMUSA costs to TGC shall be recorded below-the-line or to nonutility accounts.

10)	For a period of 48 months after closing the Transfer of Control transaction, all recurring transactions between HGC Holdings or any affiliated entity (i.e., an entity with an “affiliated interest” with TGC as defined in HRS § 269-19.5) with either TGC or HGC Holdings will be documented by written contract and submitted to the HPUC and Consumer Advocate prior to the contract effective date, without regard to the expected annual transaction levels relative to the dollar thresholds codified in HRS § 269-19.5.

11)	TGC will provide a detailed reporting by entity of its transactions with HGC Holdings, MIC or any other Macquarie Bank Limited affiliated entity, and any other affiliated entity (i.e., an entity with an “affiliated interest” with MIC or TGC as defined in HRS § 269-19.5) by National Association of Regulatory Commissions (“NARUC”) Account, type of service provided, and stating the basis of pricing for such services, as a supplement to TGC’s Annual Report to the HPUC for 2006 and all subsequent years.

12)	HGC Holdings, MIC and all affiliated entities (i.e., an entity with an “affiliated interest” with MIC or TGC as defined in HRS § 269-19.5) that provide services chargeable to TGC utility operations will provide complete access in Hawaii to all financial and operational data relevant in proceedings before the HPUC, upon the request of the HPUC or Consumer Advocate, provided that any such voluminous data that cannot reasonably be provided in Hawaii will be made

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available at other locations, with reimbursement by TGC of any incremental costs caused by such out-of-state access.

13)	TGC shall revise its monthly FAC calculations commencing as of the closing of the proposed transfer of control, but to be retroactive to the beginning of the first full calendar month following the date of PUC approval of Joint Applicants’ proposed transfer of control, to provide a reconciliation of FAC revenues actually charged its regulated Oahu customers to the corresponding actual incurred FAC includable fuel expenses for its Oahu operations that are not being collected through base rates. Notwithstanding the above, the Consumer Advocate and TGC reserve the right to recommend alternative FAC calculations procedures for implementation on a prospective basis in future TGC general rate case proceedings.

14)	TGC shall provide a customer appreciation bill credit, as hereinafter provided, to each regulated firm gas customer of TGC as of the date of closing of the proposed transfer of control who has remained a customer of TGC through the date of said credit, and the aggregate amount of all such credits shall equal $4.1 million in non-fuel base rate revenues. This billing credit shall be applied to each non-delinquent (current or having a past due balance of less than 60 days) utility firm gas customer account, by calculating an estimated per therm amount to be applied to each customer’s respective usage amounts for the second billing period after closing of the proposed Transfer of Control, with a corresponding true-up adjustment in the per therm credits in a subsequent billing month as necessary so that the aggregate amount of all credits totals $4.1 million. The credits shall be completed no later than the end of the fifth full calendar month following the closing of the transfer of control. Notwithstanding anything to the contrary set forth in this Condition, in no event shall TGC be required to provide credits in excess of $4.1 million. All customer bill credits are to be presented to TGC’s applicable customers in a form mutually acceptable to the Consumer Advocate and TGC. TGC shall prepare and submit to the PUC and Consumer Advocate a report of all amounts credited to customers by billing cycle date pursuant to this paragraph within 60 days following the completion of said credits.

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